Filed by General Motors Corporation
                                   Subject Company - General Motors Corporation
                                             and Hughes Electronics Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 001-00143


The following is a transcript of a conference call made available on Hughes' web site beginning January 17, 2002. Certain text contained within the transcript has been bracketed because it was inaudible or for clarification purposes.


In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and EchoStar Communications Corporation ("EchoStar") intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

                         HUGHES ELECTRONICS CORPORATION

                            Moderator: Jonathan Rubin
                                January 15, 2002
                                   1:00 pm CT



Operator: Good day and welcome to today's Hughes Electronics Corporation 2001
         Fourth Quarter and Year-End Earnings Results Conference Call. Today's conference is being recorded.

         At this time, for opening remarks and introductions, I would like to turn the conference over to your Vice-President of Investor Relations, Mr. Jon Rubin. Please go ahead.

Jon Rubin: Thank you operator. And thank you everyone for joining us for our fourth quarter 2001 earnings conference call. With me today on the call are Jack Shaw, our President and CEO, Eddy Hartenstein, Chairman and CEO of DIRECTV, Roxanne Austin, President and COO of DIRECTV, Mike Gaines, our CFO, Kevin McGrath, Chairman of DIRECTV Latin America, Pat Doyle, our Controller and Treasurer, and the CFOs from our major businesses, and Peter Standish, our outside regulatory lawyer from Weil Gotshal [and Manges].

         Before we proceed, I would like to remind you that our use of the words expect, anticipate, project and similar expressions are intended to identify forward-looking statements. While these statements represent our current judgment on what the future may hold, and we believe that they are reasonable, actual results may differ materially due to important factors, including those described in our SEC filings and in General Motors' SEC filings.

         And now I would like to turn the call over to Jack Shaw for a few opening comments.

Jack Shaw: Thank you Jon. And thanks to everyone for joining us on the call this morning. Our fourth quarter results clearly indicate that HUGHES continues to make excellent progress toward our goal of improving operational performance, while meeting or exceeding the financial commitments we have made to you.

         The DIRECTV businesses in both the United States and Latin America are beginning to reap the benefits from the decisive actions we took to lower our subscriber acquisition costs and churn rates.

         At the same time, especially in the United States, new subscriber additions continue to exceed expectations. Hughes Network Systems, or HNS, had its best quarter ever in terms of revenue, and helped DIRECTV meet the strong demand for its services, by shipping over 800,000 DIRECTV systems in the quarter.

         And PanAmSat increased their EBITDA margin by nearly three percentage points, to 68% in the fourth quarter, versus the third quarter, a partial dividend of their strategy to refocus on their core video broadcast businesses, and reduce operating expenses.

         As you know, we now have new leadership in many of our key operating areas. And it gives me a great deal of pleasure to see that we are making huge strides towards instilling a culture at HUGHES that places top priority on meeting or exceeding our financial commitments.

         This new management team has done just that for two consecutive quarters. And as I have shared with you in the past, I believe that this is absolutely critical for us to boost our credibility and increase the value of our company.

         With 2001 behind us, I thought it might be helpful to take a quick look ahead and give you my top priorities for HUGHES in 2002. This will be a year in which you can expect to see HUGHES continuing to deploy a back to basics approach, which in each of our businesses will be focusing on their core operations, improving financial returns, and reducing cash expenditures.

         For example, DIRECTV in the US expects to have a stellar year, by bringing over a million new subscribers. However, we will have an even greater focus on improving our churn and lowering our subscriber acquisition cost, to ensure that we more than double our EBITDA this year.

         And in Latin America, our goal of reaching EBITDA break-even this year has become significantly more difficult as a result of the recent devaluation of the Argentinean currency. Kevin McGrath and his team are taking steps to mitigate the impact of this situation, and he will be discussing these in more detail in a few moments.

         At HNS, we are targeting EBITDA break-even in the core broadband products and service division, even as it anticipates adding 100,000 to 200,000 new DIRECWAY residential subscribers. And in the set top box area, HNS is committing to doing whatever it takes to help DIRECTV be more competitive and meet their objectives.

         PanAmSat will continue to reduce its operating expenses and investment in new initiatives, to increase its EBITDA margins to 70% or greater. Hopefully many of you had the opportunity to listen to PanAmSat's call yesterday, when they provided a lot more detail on their strategies.

         With these goals, I am confident we will be able to carry into 2002 the momentum we established during the second half of 2001. We all understand that we are at the very beginning of a long journey to unlock the tremendous value residing in the HUGHES businesses. I believe that what we have accomplished over the past two months(1) is proof that we are on the right track.



(1)  Mr. Shaw intended to say "quarters", not "months".

         Before turning the call over to Mike Gaines, I would like to give you a brief update on our transaction with EchoStar. Initial filings with the Department of Justice, IRS and FCC have all been completed. As expected, we received the DOJ's second request for additional information last month. And we are responding to their inquiries. This process with the DOJ is anticipated to continue for a couple of months.

         And efforts on the Hill were kicked off in December, as Charlie Ergen and Eddy Hartenstein testified on the benefits of the merger [before] two House [sub]-committees.

         In summary, I think it is fair to say that at this point in the regulatory process, everything is going about as we had expected. We knew that the regulators would ask lots of questions, and we knew that there would be many people making self-serving comments against the merger.

         However, we are pleased by the support that we received from several important constituencies, including the American Farm Bureau Federation, the Consumer's Union, the National Taxpayer's Union, and Citizens for a Sound Economy.

         In general, there haven't been any big surprises, and we remain confident that this merger will be completed.

         I think it is important to mention one more thing. In the unlikely event that the merger does not receive regulatory approval, I am absolutely convinced that HUGHES will be a very strong company, with many new strategic options available to increase value.

         I hope it has become clear to you, based upon our performance in recent quarters, that my primary objective is to get HUGHES' operations up to world class standards, so that the businesses will thrive under any scenario. With that, I will turn the call over to Mike Gaines.

Mike Gaines: Thanks Jack. Let me start with a quick overview of our financial performance. HUGHES' revenue for the fourth quarter came in at nearly $2.3 billion, about 11% higher than the fourth quarter of last year.

         The primary drivers of this revenue growth were the continued growth of the DIRECTV subscriber bases, in both the US and Latin America, as well as increased sales in DIRECTV receivers and DIRECWAY systems at HNS.

         With EBITDA of $118 million in the quarter, each of our businesses had better operating performance versus last year. I think it is important to note that we met HUGHES' overall EBITDA guidance, despite a $29 million charge related to the devaluation of the Argentinean peso.

         The operating improvements were also offset by $32 million of EBITDA losses from the DIRECTV DSL service, which were not included in last year's results, and a favorable adjustment to corporate expenditures made in the fourth quarter of 2000, primarily related to pension and other employee costs. A detailed discussion of our revenue and EBITDA results will be provided in a moment by our business unit leaders.

         Now let's review HUGHES' balance sheet and liquidity position. As of the end of the fourth quarter, our cash balance was $700 million, which is unchanged relative to the third quarter. Total debt was $2.6 billion, which is approximately $800 million higher than our debt balance as of last quarter.

         During the quarter, we used our corporate credit facility to fund most of our fourth quarter cash needs of approximately $800 million, which included cash requirements from operations, as well as the $500 million payment to Raytheon related to the previously announced purchase price adjustments to the 1997 sale of HUGHES' Defense business.

         Looking ahead to 2002, funding for the expected $1.5 to $1.7 billion of consolidated HUGHES cash requirements will come primarily from the PanAmSat repayment to HUGHES of the $1.725 billion loan that has been in place since the merger between HUGHES and PanAmSat in 1997. We are anticipating these cash proceeds within the next couple of months.

         And as we indicated on last quarter's call, we expect to be free cash flow break-even in 2003. Now let's take a quick look at selected financial targets for the first quarter and full year 2002.

         In general, aside from any potential impact of the Argentinean crisis, full year 2002 guidance is unchanged. And since the complete guidance is posted on the HUGHES web site, I will just touch on some of the highlights for the first quarter.

         DIRECTV US is forecasting first quarter net subscriber additions to range between 200,000 and 250,000. In terms of calendarization, this is in line with our full year forecast of 1[million] to 1.2 million net new subscribers, since the first quarter historically accounts for roughly 20% of our full year total.

         First quarter revenue is expected to be approximately 1.425 billion [dollars], with EBITDA of $80 [million] to $100 million. In Latin America, excluding any impacts on the peso devaluation in Argentina, we expect to add about 40,000 new customers, generate revenue of about $190 million, and have an EBITDA loss of roughly 20 million [dollars].

         PanAmSat is targeting first quarter revenue of 200 [million] to 205 million [dollars], with 70% or better EBITDA margins. And HNS anticipates generating between $225 [million] and 250 million in revenue, with negative EBITDA of $30 [million] to 40 million. Adding it all up, we get an estimate for total HUGHES first quarter revenues of
         1.95 [billion] to 2 billion [dollars], and an EBITDA range of 100 [million] to 150 million [dollars].

         Now I would like to turn the call over to Roxanne for a few comments on DIRECTV US.

Roxanne Austin: Thanks Mike. Without a doubt, 2001 was a year punctuated by tremendous change at DIRECTV. During the second half of the year we made dramatic changes across the entire organization, placing new people at virtually every key operational leadership position.

         And the leadership has implemented new, innovative policies, that have really changed the strategic force of our business. Moving from a primary focus, on subscriber growth, to a new emphasis on disciplined, profitable, customer acquisition, retention and satisfaction.

         The strategic changes that we made last year were all designed to accomplish one or more of the following goals: first, to reduce subscriber acquisition cost, or SAC; second, to increase customer retention and satisfaction; and third, to improve our financial return.

         Although we are still a ways off from declaring victory, DIRECTV's fourth quarter results are a validation of the new strategy. During the quarter, we added approximately 910,000 gross subscribers. And after accounting for customer churn, 405,000 net new subscribers.

         Today, with more than 10.7 million subscribers, nearly one in every nine t.v. households in the country receives DIRECTV television programming. We feel pretty good about this quarter's performance, especially given the soft economy, the fact that we made a major change in our consumer offer, implementing annual commitments at retail, and of course we announced the merger with EchoStar.

         The churn rate in the fourth quarter was approximately 1.6%. In fact, churn improved sequentially during each month of the quarter. There are two primary reasons for the improvement in churn.

         One, we are seeing lower churn rates as a result of the investment we made to improve all aspects of our customer service. At DIRECTV, we believe that superior customer service is the cornerstone of any successful consumer service.

         During the quarter, we added additional customer service representatives at our call centers, and additional installers to our home services network. As a result of these additions, and our new initiatives, we continued to achieve significant improvements in these areas throughout the quarter, and we are now meeting virtually all of our key customer service and installation targets.

         The second reason for the decline in churn relates to our new customer offer. For the first time in DIRECTV's history, customers are now required to commit for 12 months of service in order to receive the promotional benefits of the existing offer.

         This gained traction during the quarter. And most recently, well over 80% of our new subscribers opt for the 12-month commitment. The 12-month commitment should significantly help with churn in 2002, since a disproportionate amount of the customer's churn occurs in the early months of the subscriber's life.

         We expect this type of customer commitment to be the standard part of our offer going forward. In addition, we have expanded channel capacity, and improved DIRECTV service offering, with the recent launch of the new satellite.

         Late last year, we successfully launched and put into service our new DIRECTV 4S Spot-Beam satellite. This was a highlight of 2001, and a tremendous team effort. The schedule was tight, and there was absolutely new room for error. I can say that our team executed flawlessly.

         With the additional capacity to broadcast 220 new channels, this satellite allows us to comply with the "Must Carry" requirement, and gives us the ability to offer all local channels in the 41 markets where we offer local stations.

         Additionally, local channels in all 41 markets are now being offered from our primary orbital slot at 101 degrees west longitude, requiring no change in customer equipment. We expect it to improve our local channel penetration rate across the board, but especially in the 12 markets that formerly received local channel broadcasts from the 110 and 119 degree slots.

         Over the course of 2002, we expect to add local channel service in ten new markets, bringing the total number of markets served with local channels to 51, or 67% of the nation's television households. These ten markets will be broadcast from the 119 degree slot.

         From a consumer's perspective, in terms of both additional channels and new markets, this significantly improved DIRECTV's value proposition. For 2002, we see the expanded local service as a catalyst for continued improvement for churn and growth, since we truly now are a complete replacement for cable in these markets.

         Revenues for the fourth quarter were 1.5 billion [dollars], a more than 12% improvement over the fourth quarter last year. Average [monthly] revenue per customer or ARPU was 58.70 [dollars] for the quarter, versus 59.90 [dollars] last year. The lower ARPU in the quarter was primarily due to lower package revenue, and fewer pay-per-view movie purchases.

         For the full year, ARPU was 56.10 [dollars], compared to 55.30 [dollars] last year. This increase was a result of the full year impact in 2001 of the price increase that we implemented in 2000. Both the quarterly and full year results met our expectations.

         Bear in mind that ARPU is seasonally higher in the fourth quarter, since the majority of the revenues from our most popular NFL Sunday Ticket is recorded during this period.

         During 2002, we expect ARPU to be roughly flat with 2001's level. Although the lower package revenue and declining pay-per-view levels place downward pressure on ARPU, we hope to offset these through initiatives such as our enhanced local channel service offerings, and the recently announced package simplification program.

         Consistent with our guidance, SAC for basic receivers was $560 per gross subscriber addition during the quarter, similar to SAC in the third quarter. In 2002, we expect SAC on our basic receivers to drop to approximately $525. The anticipated improvement is due primarily to the elimination of the box subsidy we have been paying the manufacturers of DIRECTV equipment.

         However, we are also expecting to continue to see improvements in SAC due to changes in our business practices. In order to combat piracy and reduce the cost associated with non-activation, we implemented a card out of box program with our mass merchant retail partners.

         Under this program, the customer only receives an access card from DIRECTV after calling to set up an account for service. In our other retail channels, such as the large consumer electronics retailers, we first implemented activation agreements that require a customer to commit to activate his or her account, or face a financial penalty.

         And of course going forward, our compensation to retail is tied to securing a commitment from the customer to activate and retain service for a minimum of one year.

         We believe these initiatives significantly reduce the costly inefficiencies in our business, and support our goal of profitable customer acquisition, retention and satisfaction. You can be sure that we are not stopping here, and we are looking for every possible way to continue to lower our SAC.

         Pre-marketing cash flow was 38% of revenue for the quarter, and 39% of revenue for the full year. In the fourth quarter, pre-marketing cash flow tends to be lower, primarily due to the impact of the lower margin NFL revenue. In 2002, we expect full year pre-marketing cash flow to be at about the 2001 levels.

         EBITDA was 63 million [dollars] in the fourth quarter, up 4 million from last year. The improvement was due to the higher gross profit generated from DIRECTV's larger subscriber base, which was mostly offset by increased investment in customer service.

         I would also like to point out that our EBITDA is higher than you would expect, given the substantial over-performance in subscribers.

         In 2002, we expect full year EBITDA to range between 525 [million] and 575 million [dollars], more than double the 208 million [dollars] we achieved in 2001. This rapidly increasing EBITDA is not only due to leveraging the returns from our large and growing subscriber base, but also a result of the aggressive actions we took in 2001 to reduce costs and improve margins.

         In summary, I believe that 2001 was a turning point for DIRECTV. During the last two quarters, we made some hard choices, and our results indicate that for the most part we have made the right choices. And as you may have heard me say before, I truly believe we have only scratched the surface of unlocking the incredible store of value in DIRECTV.

         Going into 2002, I believe DIRECTV is poised to have a breakthrough year. And with that, I will turn it over to Kevin McGrath for an update on Latin America. Kevin?

Kevin McGrath: Thanks Roxanne. DIRECTV Latin America, or DLA, added 113,000 net new customers during the quarter, bringing our cumulative subscriber base to more than 1.6 million, representing a 23% increase over last year's total. Fourth quarter revenue was 186 million [dollars], a 10% improvement versus last year.

         Excluding the $29 million impact of the year-end Argentinean currency devaluation, EBITDA for the fourth quarter was a negative $7 million, compared to a loss of 43 million [dollars] in the fourth quarter of 2000.

         The improved operating performance is primarily a result of continued subscriber growth, decreased subscriber acquisition costs related to restructured dealer commissions, and reduced advertising expenses, and significant reductions in operating expenses.

         Also contributing to our EBITDA improvement is our lower churn. With monthly churn of 2.5% in the fourth quarter, churn fell consistently during each quarter of 2001, despite weakening economic conditions throughout the year. Similar to last quarter, the solid churn improvement was a result of the implementation of a more selective subscriber acquisition process, and improved customer retention initiatives.

         Churn is expected to remain relatively flat at approximately 2.5% in 2002, with ongoing operational improvements in the region being offset by increased churn, resulting from the economic situation in Argentina.

         Now with regard to the situation in Argentina, for the last decade, the Argentine peso has been pegged to the dollar on a one to one exchange rate. As a result of the current crisis, the Argentine banks closed in late December, thereby closing the foreign exchange markets.

         Currency trading did not resume until January 11, 2001. This resulted in a $29 million charge to 2001 results for Argentina, corresponding to a 41% devaluation, and reflects a currency translation adjustment to our balance sheet.

         This amount is determined by recalculating the dollar value of peso-denominated net assets at an exchange rate of 1.7 to 1, the new rate upon the resumption of currency trading on January 11, 2002.

         Now the DLA guidance for 2002 remains unchanged from previous guidance, but excludes the impact of the devaluation in Argentina. That impact on normal operations and projected World Cup revenue is still being analyzed in light of the continuing volatility and developments in Argentina.

         Absent any mitigating actions, the impact of a 1.7 to 1 exchange rate in Argentina would be a reduction in full year 2002 revenue of approximately 80 million [dollars], and about a $50 million reduction to EBITDA and cash.

         To minimize that financial impact, DLA is looking at several mitigation strategies, including obviously price increases, invocation of currency meltdown clauses to secure devaluation relief from suppliers under dollar-based contracts, and, to the extent possible, reallocation of planned growth to other markets in Latin America.

         Clearly our goal is to offset as much of the EBITDA and cash impact as possible. However, the revenue impact cannot be fully mitigated. We expect to provide you with our new guidance, which will include the impact of the devaluation during our first quarter earnings conference call.

         With that, I will turn the call over to HNS' CFO, Jim Lucchese. Jim?

Jim Lucchese: Thanks Kevin. Despite challenging market conditions across all technology sectors, HNS met all of its quarterly financial commitments. Fourth quarter revenues came in at $436 million. Not only is this 12% above prior year, but it also represents the largest quarterly revenues in HNS' history.

         Sales of DIRECTV receiver systems, consumer DIRECWAY services, and enterprise activity all exceeded prior year results. Fourth quarter EBITDA of negative $14 million was consistent with expectations. To meet this commitment, HNS improved EBITDA significantly from the prior year's quarter, despite increased investments in SPACEWAY and the consumer DIRECWAY business.

         DIRECTV receiver systems were the primary contributor to this earnings improvement. As Jack indicated earlier, HNS shipped 814,000 set top boxes during the fourth quarter.

         This continues the favorable trend in our set top box business. After two quarters of being down versus prior year, primarily due to non-recurring shipments of PrimeStar conversions for the second quarter 2000, HNS registered 6% growth in the third quarter, and 20% growth in the fourth quarter.

         This resulted in full year set top box shipments of just under two million, and pushed HNS above the eight million bar of cumulative set top box shipments. Fourth quarter shipment levels were all the more impressive because they were driven by the successful launch of HNS' next generation set top box.

         This receiver is Wink(R)-enabled, provides enhanced on-screen search functionality, and features caller ID to provide information on incoming telephone calls. It is also important to point out that within days of the HUGHES/EchoStar merger announcement, it demonstrated reception of the EchoStar signal, with a modification to its core DIRECTV set top box.

         HNS' consumer DIRECWAY business continues to build a subscriber base, and surpassed a cumulative total of 100,000 during the quarter. This represents a doubling of our subscriber base over the course of 2001, and was in line with our guidance. Marketing activities continued to benefit from "Powered by" relationships with leading Internet service providers. And we are now just beginning to reap the benefit of our relationship with DIRECTV.

         HNS' DIRECWAY enterprise business successfully reported year over year sales growth in each and every quarter of 2001, despite the difficult market for technology companies, particularly those offering communication services. Moreover, HNS believes that it will continue to enjoy a leading market position with enterprise customers.

         Although we have sensed a lessening of enterprise customers' decision cycles in response to fiscal restraints, we continue to succeed with cost-effective DIRECWAY solutions to meet customer needs. As a result, marketing activity remains healthy, and we accomplished a great deal during the quarter.

         For example, HNS' contract with Wendy's corporate owned sites illustrates the success in continuing to penetrate the restaurant industry, a key target market. Having already established relationships with all major domestic petroleum retailers, HNS joined a consortium of mid-market gas station and convenience store operators to provide equipment and value-added services.

         HNS enjoyed success further upstream in the petroleum sector through its agreement to provide DIRECWAY services to the oil rigs of Nabors Industries. HNS is also partnering with Agristar to target the largely rural agricultural industry, and is casting a wide net in pursuit of small and medium sized enterprises by partnering with WorldCom in the US and several players in various European markets.

         Before turning the microphone back to Jon, I want to say a few words about the status of the SPACEWAY program. Significant progress continues to be made on SPACEWAY, and excitement is growing as we get closer to launch. We are continuing to collaborate with Boeing on the spacecraft, and working diligently on developing on both the ground segment and user terminals.

         During the fourth quarter, we launched a broadband alliance program to ensure that industry leaders develop applications that take full advantage of SPACEWAY's superior functionality and economics.

         In summary, we remain cautiously optimistic about the health of the primary markets in which we compete, and we believe that we are well positioned to maintain or increase our share in those markets.

         Looking forward to 2002, HNS anticipates growth of at least 20% in its core satellite broadband business segment. Continued growth in the consumer DIRECWAY business will compliment the benefits of continued leadership with enterprise customers.

         Offsetting this growth in satellite broadband, the carrier segment expects 2002 sales to decrease by over one-half from prior year. Large projects such as XM Satellite Radio and Thuraya benefited sales during 2001, but are now substantially complete.

         The set-top box business should remain a significant portion of our total sales, with sales levels that are flat to slightly positive compared to prior year. This results in a consolidated sales projection for 2002 that is flat to slightly up from prior year.

         EBITDA, however, is expected to improve significantly as the consumer DIRECWAY business builds critical mass, and the company continues to reduce both product and operating costs. With that, I will turn the call back to Jon.

Jon Rubin: Thanks Jim. Now let's move on to questions you may have about
         HUGHES' fourth quarter results. Keep in mind that we have members of the media on this call in a listen only mode. I would like to remind the media that they are not authorized to quote any participants on this call, either directly or in substance, other than the representatives of HUGHES.

         In addition, we are Webcasting this call live on the Internet, and an archived copy will be kept on our site. Finally, I would like to ask callers to limit your questions to only one or two until everyone has had a chance to ask questions. At that point, feel free to ask additional questions. Operator, we are ready for the first question.

Operator: Thank you. If you would like to ask a question, please press star 1 on your touch-tone phone. We will go first to Robert Peck with Bear Stearns.

Robert Peck: Hey everybody, it is Bob Peck. I just want to ask a couple of quick questions. First of all, on the DIRECTV side, what percent of the net adds were from NRTC?

Roxanne Austin: The net ads from - the DIRECTV net ad was for 92%. That represents 8% for NRTC.

Robert Peck: Eight percent. Okay great. And as far as the Boeing settlement, has there been any more ground there on how much that could end up being in total for HUGHES and when we will get some resolution with Boeing?

Mike Gaines: This is Mike Gaines. A couple of things. We are still going through the process called for by the agreement. In terms of the magnitude, I want to make sure it is clear that by the terms of our purchase price agreement with them, there was an adjustment called for that we both agree on, with interest. As of today, that is about $200 million. So that is an amount we owe Boeing that is not in dispute.

         Beyond that, there is a dispute over the purchase price. And I think it is kind of the classic purchase price adjustment dispute. It will go to arbitration, and I think that will happen some time in 2002.

Robert Peck: Okay great. One last question, and I will let you go. It looked like the DSL subs came in a little bit light. Are there any issues there? Or were you a little disappointed with the results? Maybe we could have a little color around DIRECTV DSL?

Roxanne Austin: No. In fact Bob, they were right in line with our expectations.
         They came in end of the year at 91,000 subscribers. That was right in line with our expectations.

Robert Peck: Okay great. Thanks a lot.

Roxanne Austin: Thanks.

Operator: We will go next to Karim Zia with Deutsche Bank.

Karim Zia: Thanks. Roxanne, I had a couple DIRECTV operating metric questions. I know you had mentioned the reasons for the ARPU year over year decline, but it seems to be accelerating. Based on what you had said before, that NFL penetrations were up, and that is being amortized partly in the fourth quarter, as a benefit I guess.

         Is the decline in ARPU that you referred to from pay-per-view and lower priced packages from existing subscribers downgrading or is the profile of new subscribers changing such that it is dragging down the average?

Roxanne Austin: I think we are seeing lower pay-per-view across the board, Karim. And I think that as we, again, as we widen our subscriber base - you have got to remember now we have 10.7 million customers. And as we are now into the mass of folks out there in the country, you would tend to see people taking $40 packages. We can make good money on somebody who is going to only spend $40 a month with us.

         So we would expect to see that trend continuing to occur. However, we do believe that we are doing some things, through our package simplification and others, that will help improve penetration into some higher value products. It is increased value for consumers.

         Also, we have the opportunity that we have now with local channels to really market that on a bundled basis into our subscriber base will help offset that. So we are really looking at the whole ARPU for 2002. And we think, given the declining trends that we have seen, offset by the opportunities we have in local, that will help mitigate that.

Karim Zia: Thanks. And then a follow-up. On the pre-marketing cash flow expectation for the year to be flat, as I recall, with the head count reduction you had, 50 million in cost savings, that would appear to improve margins by maybe 50-100 basis points. What would be the offsetting factor? Is it just rising programming costs?

         And then maybe just a last one, on the interoperable box agreement that EchoStar had signed with Thompson, are you going to be shipping those boxes too? And what would happen if you are, in the case the merger weren't approved? Thanks.

Roxanne Austin: On the pre-marketing cash flow question Karim, it is really increases in programming costs and our improvements we're making in customer service. We have clearly made the decision to make an investment in customer service. And you will see that reflected this year.

Karim Zia: Thanks.

Operator: We will take our next question from Marc Nabi with Merrill Lynch.

Marc Nabi: Hi. Thanks very much. Just a couple of questions. One, just quickly for Kevin McGrath. What percent of the DLA subscribers today are from Argentina? And what percent of the net ads came from Argentina in the fourth quarter?

Kevin McGrath: Let's see, with slightly under 20% of our total subscribers, it is - we closed the year at about 323,000 subscribers out of 1,610,000. Let me get to the number for the fourth quarter. I am certain it was not - it was probably less than 20%. But I may be wrong. Give me a second, and I will get that number for you.

Marc Nabi: Okay.

Eddy Hartenstein: This is Eddy. Just to follow-up on Karim's second - the second part of his question with respect to what kinds of boxes we would be shipping, there has been a lot of discussion as between -- part of the merger discussion of how we would operate the companies going forward.

         Clearly, providing a set top box that can provide both - encode and decrypt both Dish Network and DIRECTV signals has been demonstrated already. HNS demonstrated that within days after we announced the merger last year.

         We have not yet come to any agreement as between us and EchoStar exactly how to proceed. It clearly technically can be done. And there are certain restrictions that prohibit us from going too far exactly yet, prior to merger approval, as to integration of systems.

         To the Thompson agreement, it is simply one to have Thompson be one of several existing OEM suppliers to the Dish Network for their set top boxes, expected sometime towards mid to end of the year, which would be coincident with when we all expect the merger to be approved.

Kevin McGrath: Marc?

Marc Nabi: Yes.

Kevin McGrath: With regard to Argentina, on a net basis, we added about
         14,000 subscribers in the quarter, which represents about 12% of our net ads for this quarter.

Marc Nabi: Okay. A question for Roxanne. Roxanne, I am just trying to understand the subscriber acquisition costs, which are seeing a trend downward this year for the basic set top box.

         Also, explain a little what you think SAC will do with the enhanced products, like a TiVo. Like, for example, I just saw a TiVo at Circuit City you could buy for $95 for a set top box.

         What is that going to do for those types of products? And what percentage of the gross additions are taking those types of enhanced products versus basic boxes?

Roxanne Austin: We are looking at about $10 of additional SAC, Marc, related to advanced products. And it is a relatively small amount of additions that we expect to come from that area.

Marc Nabi: So that - is a basic box considered to have Wink? Or is that an enhanced box?

Roxanne Austin: That is not an enhanced box Marc.

Marc Nabi: Good.

Roxanne Austin: The basic SAC includes our classic SAC, if you will. It includes Wink. It would only be the Tivo and Ultimate type of products that would be included in the advanced set-top boxes.

Marc Nabi: Okay. And just one last question related to price increases. You have seen now the cable companies of course annually raise their prices. It depends on which operator it is. It could be anywhere from 5 to 15%, depending on markets. You have seen EchoStar now put a rate increase through. And you just recently changed your product, your promotions.

         Talk about the policy of what DIRECTV wants to do with respect to price increases on a going forward basis.

Roxanne Austin: I think that is a really good question Marc. And let me explain our logic and where we are today. We came out of the second half of our year really focused on stabilizing our customer base and getting a payback for reduced churn.

         So we had a difficult time, as you know, in the first half of the year with churn. We had an immediate set of actions that we had to take to try to reduce it. We did that. And you can see the benefits with our return for the quarter at 1.6%.

         And as you know, we hope to continue to drive churn down even more as we go into 2002. That, coupled with the fact that we are migrating our entire customer base to our new package simplification program - we are going to be repackaging all of our customers and migrating them to new packages in the first half of 2002. I think those two factors coupled together would, in our view, be difficult to implement a price increase.

         Obviously we continue to see pressure on cost from our programming community. And as [costs] continue to increase, it is difficult to hold [prices]. We want to be a good value to our customers, yet have a reasonable return. But I think our decision to not increase prices at this time is appropriate. And I think we will see the benefit on the bottom line, translated through reductions in churn.

Marc Nabi: Good. Thanks.

Operator: We will go next to John Stone with Ladenburg Thalmann.

John Stone: Hi. Congratulations on a good quarter. My question is for Roxanne and the rest of the DIRECTV crew, related to overlap between the satellite broadband DIRECWAY offering and the DIRECTV DSL, into the DIRECTV current subscriber base. What sort of overlap is there between those communities?

Roxanne Austin: Well, we are actually going to be offering - we offer both products to our customer base today. If a customer is qualified on the DSL area, obviously we will put them on the DSL program. If they are not - in a non-DSL loop qualified area, we will ask them to go on the DIRECWAY system. So really, customers have the opportunity for both.

John Stone: But I mean in terms of how - what fraction of the subscribers that you are reporting for your satellite broadband and DSL are actually already DIRECTV subscribers?

Roxanne Austin: I would say that in the DIRECTV broadband area - that is the DSL area - I would say roughly about 20,000 of the 91,000 today are DIRECTV customers. And on the DIRECWAY side, off the top of my head --

         Jim, do you know? It is probably a little early, because we are just starting to market it into the base.

John Stone: And that really is my follow up question, relating to marketing into the base. With broadband penetration in cable in the 6-7% range, and your projections for 2002, your guidance for 2002 only being another 200,000 to 300,000(2) that would only get you up to perhaps 3% penetration of your DIRECTV subscriber base having a HUGHES broadband product.

         I am wondering why it isn't a larger penetration for broadband and video bundled that you are projecting.

Roxanne Austin: Well we will be marketing directly into the base fairly aggressively as we go into 2002 on both products. For example, in the first quarter we are going to be offered a bundled DIRECTV DSL program into the base with a $5.00 discount off the DIRECTV DSL product.

         It is also going to be a very attractive offer I think in that it will be lower than - for six months the customer will receive about $10 off the typical price, plus the $5.00 discount. And we will be doing similar offers with DIRECWAY throughout the year.

         So I think we have the opportunity to see it. Right now, honestly, we are not seeing the demand in terms of customers really asking for it. We are going to promote it to them so they know that it is there and they know that it is available to them if they want it.

Jack Shaw: I might add a little thing to what Roxanne said, which it is kind of a little bit concerning cash and making sure, very sure, that any offerings we have within HUGHES are squared with what the market is going to give us.



(2) Official Company Guidance is 100,000 to 200,000 net subscriber additions for 2002.

         We have been a little aggressive in the past, where we get out a little bit ahead of the market. We spend a lot of money and it is not all right or wrong. But I think our present philosophy is let's kind of throttle ourselves a little bit more and make sure it squares with what the market wants.

         And we can certainly turn the heat up real quick. There are a couple of companies that want to do it really fast. And we are kind of holding them back until we make sure what the demand is.

Jim Lucchese: Roxanne, this is Jim. Right now, about 50% of our DIRECWAY consumer are existing DIRECTV subscribers - become DIRECTV subscribers.

Roxanne Austin: Yeah. They are not bundled today. But that is the way - that is right.

John Stone: Very good. It is good to hear you guys are proceeding out with that. And again, thanks for your help.

Roxanne Austin: Thank you.

Operator: We will go next to William Kidd with Lehman Brothers.

William Kidd: Jack, I am not sure whose [area] this falls under. But I am curious as to how the various stakeholders are faring since the merger has been announced. Specifically, I am interested in how the major senior retailers are responding in potentially working with EchoStar, as well as your distributors, your installers. And lastly, on that question, how are your employees, particularly at the management level, holding up? And are there retention issues?

Jack Shaw: Okay. I will speak to the latter, and let's first go to Roxanne for the CE.

Roxanne Austin: Well we continue to enjoy, William, as you know, very good relationships with our CE retailers. Obviously we are going to continue to work together on that. I think you continue to see DIRECTV as a brand in the marketplace, and people continue to want to come to retail and look for that brand. So I expect that will continue to be very healthy through this period.

         Obviously we want to support ultimately their ability to have both products in the market - the new product in the market - for the combined company. But today, our relationship continues to be strong. DIRECTV continues to be the brand. And that appears to be the brand that people want to have to be able to offer.

William Kidd: Have they - one of the things that I guess Charlie talks about is lower SAC in the retail channel. Have they expressed concern to you regarding that specifically?

Roxanne Austin: We are not discussing the merger, per se, with our retail partners in that light. As you know, we have to remain competitive during this timeframe. So what Charlie offers in terms of the retail market, or offers his retailers, we are competing on a basis that we think is cost-effective, and continues to lower our SAC for DIRECTV, but really aligns the incentives with our retail partners, is what we are trying to accomplish. And we have been working, William, in trying to achieve that goal I think.

Jack Shaw: William, channels of distribution, pricing, marketing, that kind of stuff, you have got to really - we really have to be careful, as does EchoStar, that we maintain our separate companies and go our separate way. So those kind of things are a lot of speculation on, and very little fact right now.

         Concerning employees William, I appreciate you bringing it up. People tend to forget employees in something like this. And obviously, employees are what make us or break us.

         Obviously the sensitivity is high. The sensitivity of all of our managers is high, to make sure that we do what we need to do to incentivize people and make sure that they want to stay here, and they want to stay with the merged company.

         We have some programs in place to help us do that. And we are not losing people, if that kind of is the bottom line of your question. We are not losing people. But I think it has to do that we are worried about them, and we are thinking about them, and we are talking to them.

William Kidd: With respect to a DIRECTV subscriber customer - maybe this is for Roxanne - your guidance range implies that of your full year 2002 net ads, that 20 to 25% could come in the first quarter. Last quarter that figure was about 25%.

         Is there any concern that we could be heading towards the low end of that range, which would imply more in the back half of the year? And I am just wondering from your guidance, should we expect a potentially much weaker first quarter? And is there something in the market that makes you feel that way?

Roxanne Austin: No. If you remember William, we had a significant backlog due to problems with our installs at the end of 2000. And so we entered 2001 first quarter with about 100,000 or so - 110,000 I think backlog of subscribers who couldn't get installed. That was an unusual factor. We are obviously doing a much better job of installing these days, with all the work improvements that we have made.

         So I believe that when you adjust that factor out, we think we are going to have a strong first quarter. We have no reason to believe that we won't. We have seasonality in our business, which is why we are projecting the 20 to 25% in the first quarter. So I think that all squares.

William Kidd: And I guess lastly in terms of Telocity, I know it has been talked about a lot on this call already, but in terms of I guess when we see an inflexion point in that business that you feel that it is tracking well, I am looking at it and I see DIRECTV's goals of trying to be cost-efficient in terms of subscriber acquisition.

         And I am wondering is Telocity meeting your expectations now. I think it looks a little bit questionable at this point in. And I am assuming that you, on a similar basis, may - when do you think it really shows its true colors as an ability to support DIRECTV?

Roxanne Austin: Honestly William, I think I will know a little bit better after we end this first quarter, doing some of the things we are doing with direct marketing into the base. And we are spending a lot of time with the DIRECTV DSL team, understanding some of the drivers of the costs in the business and other things.

         So working together with them, I think we will have a much better feel as we exit this first quarter.

William Kidd: Thank you so much.

Operator: We will go next to Rob Kaimowitz with SG Cowen.

Matt Karnes: This is Matt Karnes in for Rob. Just a couple of quick questions. With respect to your cards, are there any plans to swap out existing cards? And if so, what would that cost be? What would you estimate that to be?

Roxanne Austin: Well obviously we look for opportunities this year to continue to drive our piracy efforts further. Certainly a card change is one of the things that we are looking at and considering as we go into 2002.

Matt Karnes: Okay. So do you have plans? Or is this something that you are considering?

Eddy Hartenstein: This is Eddy, Matt. We have never really telegraphed directly or indirectly what and exactly when we are going to do it. I think there is a good deal of speculation out there. We continue to look at all of our options.

         We clearly have a plan and the capability of deploying a P4, the next generation card. Exactly when we will do that, we will let you know.

Matt Karnes: Okay. If you - assuming that you do go ahead with this, do you have any estimate of what it might cost per card?

Roxanne Austin: It is roughly about $10 delivered to the customer.

Matt Karnes: So we are looking at roughly - it could be several millions of dollars then?

Roxanne Austin: Oh absolutely. It is very expensive to do that card change.

Matt Karnes: Right. Okay. And also, I didn't quite catch what you are expecting in Q1 for subs for DIRECWAY. I know for the year it is 100 to
         200. But I didn't quite catch what you had for Q1.

Jon Rubin: Matt, we don't give quarterly guidance on DIRECWAY or DSL subs.
         It's just the yearly number that we provide guidance for.

Matt Karnes: Okay. Got you. All right. Thanks very much.

Operator: We will take our next question from Ray Schleinkofer with Thomas
         Weisel Partners.

Ray Schleinkofer: Yes. Just a quick question, kind of touching back on the PVR roll out. And we have seen ARPU was a little bit lower. And part of the reason, you said, was pay-per-view.

         Does that sort of hint that it makes sense maybe to sort of push those PVR roll outs and these integrated boxes? And how do you see sort of your marketing plans changing on that front, with a lot of the cable companies starting to roll out video on demand in a fairly meaningful way through the course of `02?

Roxanne Austin: We see some real opportunities with the PVR product and their hard drives, to be able to utilize video-on-demand-like capabilities, and pushing information down to the box. If the customer decides they want to view a series of movies, they can access a broader list, and then actually download that information into the set top box.

         The real issue is customers adopting and understanding that technology on PVR. It is very difficult in a 30 second spot or a 45 second spot even to really explain what that product is. And so there is a little bit of education in this product.

         Any customer that has this product absolutely loves it. It is a matter of getting into the consumer's hands and having them understand the product better. So we see real opportunities there. Yes, we want to drive our advanced set top boxes with the PVR capability. It really is an education issue in trying to get that out into the marketplace.

Ray Schleinkofer: That is great. Thanks guys.

Roxanne Austin: Thank you.

Operator: Once again, please press star 1 if you would like to ask a question.
         We will go now to Armand Musey with Salomon, Smith Barney.

Armand Musey: Yeah, it is Armand Musey from Salomon, Smith Barney. A couple questions. I know you are in the process of renegotiating arrangements with retailers to try to move some more of a pay on activation. Can you tell us how that is going on?

         And on a related issue, how you see retailer compensation if the merger
         - assuming the merger goes through? Obviously a part of what you are paying for is the exclusivity with the large CE stores. And how would that change?

Roxanne Austin: Well Armand, we are working very effectively with our retail partners to try to align our incentives. I mean, I think they understand we are looking for an opportunity. We pay more for a new customer activation than we can for helping support cost-effective set top boxes in the marketplace.

         We want to have cost-effective second sets and multi-sets for the market, because we do want customers - they tend to be higher ARPU customers that have multiple sets in their homes. We want to find a way to support that. But obviously we can support - we can pay more on a primary activation.

         And I think that retailers understand that. They are working with us to support that and to do that in a very efficient and - economically efficient way for us, and in a way that makes sense for their business. And so it really is about working together as a partnership.

         I think our retailers have very high attach rates for their digital set top box - their new digital televisions with the DIRECTV product. I met with many, many retailers last week in Las Vegas. And clearly, they will tell you that the ability for them to drive what they are doing in their stores today, which is selling digital televisions, is really having the DIRECTV product there is really important to that.

         So I think together, we understand that they have a need for our product. We obviously have a need to continue to improve and have a cost-effective business model. And I think we are working together effectively on most all fronts to accomplish that.

         As I said earlier, I can't speak to what happens merger-wise or with the merger with EchoStar. Jack has basically told me he will kill me if I even spell merger.

         So my focus is on running DIRECTV every day, and trying to continue to improve the business. And what happens with this merger, that is left up to others.

Armand Musey: You have been working with the retailers for a couple of quarters now. Maybe - how far along are you? Would you say you are half-way done with aligning your incentives? Would you say it is?

Roxanne Austin: I would say we are more than half-way done. I think we are doing pretty well. We have some work to do in some areas. But I think we are doing well.

Armand Musey: Okay. On the broadband front, two questions. Can you tell me how large your ongoing commitment to Boeing is on the satellite manufacturing front? In other words, how much more in satellites do you have to buy from Boeing?

Jim Lucchese: Right now, we are about half-way there with - [we have spent] around $900 million through the end of [2001]. And our total commitment for the project is around $1-1/2 billion. So we are about half-way there with Boeing.

Armand Musey: Okay. One other question. Again, this may be related to the merger. I don't know. Tell me if you can't answer it. But you have spent a lot of energy talking about your enthusiasm for the broadband initiative and so forth.

         It sounds like things are moving along with DIRECWAY and SPACEWAY. One of EchoStar's arguments is essentially for the merger that it is very difficult to offer satellite broadband at this point. And one of the consumer benefits is that essentially by merging the companies that is something you would be able to do.

         And yet you are essentially saying satellite broadband is here. How do you square that?

Jack Shaw: I think Armand that kind of the best way to approach it is to say that from the HUGHES standpoint, we truly believe that broadband is here. And we have competitive offerings, if you just go to the satellite-based offering that we have, a competitive offering.

         I think that none of us would argue with anything that has been said that you can certainly do better if you put the - if you put two companies together, you merge them. You have got one infrastructure. You can reduce the cost structure and so forth. So I think there is truth in the statements that you have heard.

         We believe that satellite-based Internet is a very viable kind of thing. We think it certainly becomes much more viable with the merged companies.

Armand Musey: Okay. Thank you very much.

Operator: We will take our next question from Vijay Jayant with Morgan Stanley.

Vijay Jayant: Thanks. My question probably is for Jack and Eddy. But over the last couple of months, you have had EchoStar being a little confrontational with challenging the NAB and the resolution on Must Carry, and having rate increases.

         Do you think [that this is a good strategy]?

Eddy Hartenstein: Vijay, this is Eddy. I think on some of the issues we have been right there with EchoStar, certainly with respect to the challenge in the courts to Must Carry as to its constitutionality.

         We - even notwithstanding that, we believe, and I think are aligned as two separate companies today. And certainly if the merger is approved going forward, that carrying most of the channels in more markets would be better than having to carry all of them.

         But we also know when to move forward. We are compliant with Must Carry. I can't speak - we can't speak directly to challenge that, or a contractual relationship that EchoStar might have with any particular programmer. And EchoStar has to choose the issues, and operate as an independent company, as do we, in this interim.

         There is no secret out there that we want to both provide as many local markets and service to local markets as we can, because that is great for the business. And putting these two companies together will give us some 20 [million] to 25 million [more] households, where we are a total and complete replacement for cable.

         And going forward, we are looking at how do you keep costs down. And programming costs are certainly the largest expense element for either of our companies today, and for that matter, for the cable MSOs. So I think it is - the challenge here, just finding the right balance, and picking the battles, and moving forward.

Vijay Jayant: Great. Thanks.

Operator: We will take our next question from David Gibson with Macquarie
         Equities.

David Gibson: Yes. Eddy, can you perhaps elaborate a bit further on your comment that programming costs, what do you see for the year in terms of the pressures? And what we should be factoring into the cost side of things?

Eddy Hartenstein: Okay. I think the question, before we had that interesting byplay, was where do we see our programming costs go, going for this year. Mike Palkovic maybe you could answer that.

Mike Palkovic: Sure. Hi David. We see annual increases in programming costs similar to cable, and I am sure EchoStar, that go up 5 or 6 or 7 percent, depending on when contracts have annual renewal dates and things like that. That is pretty common in the industry. And I think as we - as Roxanne said earlier, in the past we have taken price increases. And we will be perfectly able to take them in the future, if that is what it takes to mitigate those programming costs.

Eddy Hartenstein: Does that answer your question?

         Operator, are we still connected with that call, that question?

Operator: That line has been closed. We will go to our next question from Rob
         Kaimowitz with SG Cowen.

Matt Karnes: This is Matt Karnes again for Rob. Just a quick follow-up question. I just want to check out what your residual payments to dealers were for this quarter, and what you expect that to be going forward next year.

Mike Palkovic: Yeah Matt, this is Mike Palkovic. Those payments are approximately 25 million per quarter. They average approximately $1 per customer for any customer that remains active. It is roughly 100 million a year.

Matt Karnes: Okay. And that is going to be consistent going out?

Mike Palkovic: Yeah. It grows a little bit year to year, obviously as the subscriber base grows.

Matt Karnes: Okay. And how sustainable do you think the 1.6% churn level is going to be going out into this year?

Roxanne Austin: We actually see opportunities. While I expect that probably in the first quarter, because of seasonality, to be somewhat flat with this year, I think we see [opportunities] to drive it even lower this year. And the reason is because we will have the full year effect of annual commitments. And as I said in my opening comments, in the first year of a customer's life, and particularly the six or seven months, you see some - that tends to be our highest churn.

         And so once we have had a customer for a year or longer, we see significant decreases in churn. So I think our opportunity really is in 2002 to continue to decrease churn as we go into the year.

Matt Karnes: Okay. Okay, good luck with that. Thank you.

Roxanne Austin: Thank you.

Operator: Once again, please press star 1 if you would like to ask a question.
         We will take a follow-up from Marc Nabi with Merrill Lynch.

Marc Nabi: I just want to ask a question on the gross additions. You were kind enough to give us the net adds, broken up between the NRTC and DIRECTV systems. What was the gross add percentage?

Roxanne Austin: The gross ad percentage, Marc, was 87%.

Marc Nabi: Okay.

Roxanne Austin: For DIRECTV.

Marc Nabi: Okay. And just one other question on competition. I am trying to figure out what have you experienced when you have seen a cable system light up a digital cable opportunity as well as cable modems? What exactly are the dynamics that are experienced through DIRECTV subscribers?

         Do they leave to go on to someone else to a cable company? Do they stay because they like the video programming? Or what are you experiencing?

Roxanne Austin: I am not sure there is a one size fits all there, Marc. But obviously digital cable has come out. And in certain markets they have been extremely aggressive. Where they have been extremely, extremely aggressive, we have seen higher churn.

         Where they have come out in general, as they have done, and advertised in a market, they really raised the awareness about digital television in the marketplace. We have seen strong customer growth, and an increase in the total market. It increases for us. And that churn has declined in certain markets.

         Those are big ones, like LA and New York, and Chicago, Miami, Atlanta. I can use those as examples. The problem is that when you look at a - that is not a one-size-fits-all.

         If you look at certain markets in certain parts of the country, where they have come out with very aggressive value programs, they hurt us. And it has been - it can be significant.

         So what we have done in response is this year for the first time we implemented at the end of 2001 a rapid response marketing team. And this is a team that is available on a moment's notice.

         We get word of a rate hike, get word of a digital cable value program. We get word of whatever is going on in a particular market. We dispatch that team to that market. We are going to do in local market advertising, radio spots, whatever it takes - door hangers - to really aggressively attack that.

Marc Nabi: Great. Thank you.

Roxanne Austin: Sure.

Operator: Mr. Rubin, we have no further questions. I would like to turn the call back over to you for any closing comments.

Jon Rubin: Okay. Well thank you all for joining us today. If you have any further questions, please contact me or our investor relations department. Thank you for your attention. Have a great afternoon.